

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2011

Advanced Ventures Corp.
113 Barksdale Professional Center
Newark, DE 19711

> **Re:     Advanced Ventures Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 28, 2011**
> **File No. 333-169861**

Dear Sir/Madam:

        We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

S-1 Facing Page

1.      We note that our January 21, 2011 letter sent to the address on the facing page was returned to us.  Please tell us why mail appears to be undeliverable at that address.

2.      Please reconcile your statement on the facing paging that you intend to commence the sale of your securities from time to time after the effective date of this registration statement with your disclosure on the prospectus cover and elsewhere in your filing that the offering will commence promptly after the date of this prospectus.

If we are unable to obtain funding for development of a valid prototype, page 8

3.      Please tell us about Eyal Artsiely's experience with the development of prototype medical devices.

4.      Please expand your response to prior comment 4 to tell us the basis for your statement regarding what you know about the extent to which the disclosed cost estimates to develop patents sold to other parties by the person who sold you your patent are similar to your estimates.  Given the similarities of the parties related to transactions involving the development of other patents purchased from the party who sold you your patent, the basis for the statement that you "are not aware of the extent" is unclear.

You will experience difficulties in attempting to enforce liabilities, page 12

5.      Please revise your disclosure added in response to prior comment 6 to clarify (1) whether the "obligation imposed by the judgment" of a United States court is "enforceable according to the rules relating to the enforceability of judgments in Israel" and (2) whether a United States court is considered "competent to render [the judgment] according to the laws of private international law in Israel."

State securities laws may limit secondary trading, page 14

6.      Please revise your disclosure added in response to prior comment 8 that states "may" limit trading any that investors "may" not be able to resell to disclose with specificity whether your shares can be resold in any state, particularly given your disclosure that you do not intend to register or qualify in any state.  In this regard, please tell us how you intend to sell any of the offered securities in the United States if you do not intend to register or qualify in any state.

Percent of Net Proceeds, page 14

7.      Please expand your response to prior comment 9 to tell us which of the companies whose primary business was the development of technology purchased from the party who sold you your patent changed their business plan before the technology was commercialized.  Also tell us whether any such companies commercialized the technology that they initially disclosed was the subject of the patent that they were attempting to commercialize.

Dilution, page 15

8.      We see the changes made in response to prior comment 10.  Please show us how you calculated historical net tangible book value after the offering assuming 2,500,000 shares of common stock are sold.

Existing or Probably Government Regulation, page 20

9.      Please explain the process for obtaining Ministry of Health approval to sell the medical device, and explain the scope of the "Helsinki Declarations" and "other regulations."  Also, disclose the potential remedies that governing authorities can impose for failure to comply with applicable regulation.

Plan of Operation, page 21

10.     Please reconcile your disclosure regarding six months to bring a product to market with your disclosure on page 13 regarding several years.  Also, clarify how your Use of Proceeds disclosure reflects the payment of your liabilities.

General Working Capital, page 22

11.     We note your revision in response to prior comment 17; however, your disclosure that you must raise $30,000 gross proceeds to develop a prototype seems to contradict your disclosure in the next sentence that you may need to sell the company or file for bankruptcy if you do not raise net proceeds of $46,000. Please clarify.

Our Common Stock, page 29

12.     Please tell us how you response to prior comment 22 reflects the requirements of Rule 144(d)(1)(iii), particularly given your disclosure on page 28 regarding payment for shares after they were issued.  Ensure that your disclosure states clearly when the shares can be resold.

Indemnification for Securities Act Liabilities, page 32

13.     We note your response to prior comment 26; however, the first sentence of this section discloses that Article XII of your by-laws provides that your directors and officers shall not be personally liable to you or your shareholders.  Article XII appears to refer to you indemnifying persons to the maximum extent and in the manner permitted by the General Corporation Law of Delaware.  Please reconcile.

Statements of Cash Flows, page F-6

14.     We see from page F-9 that you acquired the patent on July 27, 2010 for cash consideration of $17,500.  Please tell us why you have not presented the acquisition of patent as an investing activity in the statement of cash flows.

Note 8, page F-11

15.     We reference the statement that you have evaluated subsequent events through
        January 23, <u>2010</u>.  Please clarify if you intended to state that you performed the
        assessment through January 23, <u>2011</u> instead of 2010.

Exhibit 3.2

16.     Please ensure that you have filed as an exhibit your current by-laws.  We note that in
        your response 37 in your letter dated January 6, 2011 you refer to amended by-laws;
        however, exhibit 3.2 is dated July 8, 2010.

17.     Please tell us when you can hold shareholders liable for calls and assessments as
        mentioned in Article X Section 6.  See comment 37 of our November 5, 2010 letter.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities Act
of 1933 and all applicable Securities Act rules require.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective
date of the pending registration statement please provide a written statement from the
company acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with respect
    to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility for
    the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a
    defense in any proceeding initiated by the Commission or any person under the federal
    securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration.  We will
consider a written request for acceleration of the effective date of the registration statement
as confirmation of the fact that those requesting acceleration are aware of their respective

responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,


Russell Mancuso
Branch Chief


cc (via fax): Michael S. Krome, Esq.